恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT CO. LTD.

6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

82-1561

03037015

Our Ref.: HASE/JY/HL/02954

3rd October, 2003

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

We enclose for your information a copy of the Company's final results announcement for the year ended 30th June, 2003 and the Chairman's statement, which have been advertised in newspapers on 3rd October, 2003.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

dlw 10/30

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

2002/2003
Annual Results

CHAIRMAN'S STATEMENT

I am pleased to present to the Shareholders my report on the operations of the Group.

PROFIT AND TURNOVER

The Group's consolidated net profit after taxation and minority interests for the year ended 30th June, 2003 amounted to HK$2,242 million, representing an increase of 4% over that reported in the previous financial year. The turnover of your Group showed an increase of 23% over that of the previous financial year and amounted to HK$7,667 million.

DIVIDENDS

Your Board recommends the payment of a final dividend of HK$0.45 per share to shareholders whose names appear on the Register of Members of the Company on 1st December, 2003. The total distribution per share of HK$0.80 for the full year, including the interim dividend of HK$0.35 per share already paid, is same as the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on or before 4th December, 2003.

BUSINESS REVIEW

Property Market

During the period under review, the economy in Hong Kong remained on a declining path. Occurrence of the Severe Acute Respiratory Syndrome ("SARS") in March of this year led to a sharp drop in consumer spending and an increasing unemployment rate. The decline in the economy resulted in downward adjustment in the property market. Transaction volume was at a very low level. The business operation of your Group was adversely affected by such developments which took place during the period under review. However, since July of this year, positive steps were taken on the economic front by the Central Government in the mainland that led to a revision of policy to allow the granting of travel permits to outbound tourists from the mainland by way of individual visas, and the establishment of arrangements to bring about closer economic co-operation between Mainland China and Hong Kong. In addition, proposals have been made to build new bridges to link up Hong Kong, Macau and Zhuhai. These new developments have led to a boost in confidence of the Hong Kong citizens, improvement in the local economy and property prices becoming more stable.

Major developments put up for sale and pre-sale by the Group during the period under review included the Metro Harbour View, Park Central, Aegean Coast and Phase 2 of Sereno Verde,

all of which recorded satisfactory results. Properties that were sold by the Group during this financial year amounted to approximately HK$15.6 billion, comprising around 8,000 residential units. Amongst these, approximately 2,600 units representing HK$5.29 billion in total sales were attributable to the Group.

Development Projects Completed

The following development projects were completed during this financial year:

Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)	Gross Floor Area (sq.ft.)
Hong Kong					
1. Tai Po Town Lot No. 161 (The Beverly Hills - Phases 1 & 2)	982,194	724,174	Residential	90.10	652,481
2. 933 King's Road (Royal Terrace)	16,744	138,373	Commercial/ Residential	100.00	138,373
3. Tseung Kwan O Town Lot Nos. 57 and 66 (Park Central - Phases 1 & 2)	359,883	2,932,813	Commercial/ Residential	24.63	722,352
4. 2 Kwun Tsing Road So Kwun Wat Castle Peak Road (Aegean Coast)	456,964	1,249,560	Commercial/ Residential	25.00	312,390
5. 198 Yee Kuk Street (City Regalia)	5,218	39,113	Commercial/ Residential	100.00	39,113
6. 99 Tai Tong Road Yuen Long (Sereno Verde) Phase 2 (Blocks 13, 15 & 16) (La Pradera) Phases 3 & 4	(Note 1 below)	532,802	Residential	44.00	234,433
7. 8 Fuk Lee Street (Metro Harbour View - Phase 1)	(Note 2 below)	878,705	Residential	73.02	540,492
8. 8 Finance Street (Two International Finance Centre)	(Note 3 below)	1,951,621	Office	36.55	713,317
9. 3 Kwong Wa Street (Paradise Square)	17,297	159,212	Commercial/ Residential	100.00	159,212
					3,512,163

Note 1: The site area for the whole of Sereno Verde is 380,335 sq.ft.

Note 2: The site area for the whole of Metro Harbour View is 228,595 sq.ft.

Note 3: The site area for the whole of Airport Railway Hong Kong Station Development is 614,700 sq.ft.

Projects under Sale

The Group has commenced sale of the following completed development projects:

Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)
Hong Kong				
1. 28 Lo Fai Road, Tai Po (Casa Marina I)	283,200	226,561	Residential	100.00
2. 1 Lo Ping Road, Tai Po (Casa Marina II)	228,154	182,545	Residential	100.00
3. 1-98 King's Park Hill Road (King's Park Hill)	168,392	241,113	Residential	62.14
4. 3 Seymour Road (Palatial Crest)	17,636	185,295	Commercial/ Residential	63.35
5. 8 Hung Lai Road (Royal Peninsula)	162,246	1,478,552	Residential	50.00
6. 99 Tai Tong Road Yuen Long (Sereno Verde - Phases 1 & 2) (La Pradera - Phases 3 & 4)	380,335	1,141,407	Residential	44.00
7. 8 Tung Chung Waterfront Road, Tung Chung (Seaview Crescent - Blocks 1 to 3 & 5)	228,896	1,195,817	Commercial/ Residential	20.00
8. 933 King's Road (Royal Terrace)	16,744	138,373	Commercial/ Residential	100.00
9. Tseung Kwan O Town Lot Nos. 57 and 66 (Park Central - Phases 1 & 2)	359,883	2,932,813	Commercial/ Residential	24.63
10. 2 Kwun Tsing Road So Kwun Wat Castle Peak Road (Aegean Coast)	456,964	1,249,560	Commercial/ Residential	25.00
11. 8 Fuk Lee Street (Metro Harbour View - Phases 1 & 2)	228,595	1,714,463	Residential	73.02

Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)
The People's Republic of China				
1. Lot HR-2 Li Wan District Guangzhou (Metro Line One - Changshou Road Station) (Heng Bao Garden)	256,549	1,236,127	Residential	65.45
2. Phase VIII of Lexi New City, Shajiao Island, Panyu, Guangdong (Fanghua Garden - Luotao South Zone Villa)	1,689,145	2,576,058	Retail/Residential/ Carparks/Club	16.36
3. Phase IX of Lexi New City, Shajiao Island, Panyu, Guangdong (Green Island House)	1,805,718	682,621	Residential/Club	16.36

Local Land Bank

In the financial year under review, the Group made good progress in its negotiation with the Government on agricultural land conversion premium and change of land use for sites held by the Group.

The Group's agricultural land lots situate at Wu Kai Sha were zoned in May of this year to fall within a new Comprehensive Development Area with residential plot ratio of 3. It is estimated that this site will provide a total gross floor area of approximately 3.5 million sq.ft. of which about 1.4 million sq.ft. is attributable to the Group. As for the agricultural lots of approximately 170,000 sq.ft. in site area situate at Wo Hing Road, Fanling, it is anticipated that this will provide gross floor area of approximately 580,000 sq.ft. to the Group. Further, the agricultural land lots situate at Ma Sik Road, Fanling North, of approximately 700,000 sq.ft. in area, is planned for conversion into a residential site with permitted plot ratio of 5, providing over 3 million sq.ft. in gross floor area attributable to the Group. The timing for change in land use for this project will be contingent upon progress of the official implementation plan for the Fanling North Development Strategy. As for the agricultural lots which are situate at Lam Tei, Tuen Mun, which have site area of approximately 84,000 sq.ft., application for land-use conversion with a permitted plot ratio of 2.1 has been made to the Town Planning Board and this will provide around 170,000 sq.ft. in residential gross floor area to the Group. Approval from the Town Planning Board had also been obtained for increasing plot ratio of the agricultural land located in Ng Uk Tsuen, Sheung Shui from 3.3 to 5 which will result in around 220,000 sq.ft. of residential gross floor area attributable to the Group. Application for the conversion premium of this site has already been initiated.

In addition, application for land exchange has already been made in respect of the conversion of the second phase of the agricultural land plots located at Tai Tong Road, Yuen Long, with a total gross floor area of approximately 640,000 sq.ft., of which around 440,000 sq.ft. is attributable to the Group. Also, the redevelopment plan for the old shipyards situate at Yau Tong Bay obtained approval in the period under review from the Environmental Protection Department of the Government in respect of the granting of the land reclamation permit for the project site. The project will involve the development of 38 residential tower blocks which will amount to approximately 9.7 million sq.ft. in gross floor area and approximately 1.72 million sq.ft. will be attributable to the Group. During the past financial year, the Group has also been granted approval by the Town Planning Board for changing the land use of several project sites of the Group for hotel development purpose which will, upon completion, provide around 4,000 hotel rooms. Application has also been made for fixing the lease modification premium in respect of the redevelopment of the old staff quarters' site located in Tai Kok Tsui that is owned by the listed associate of the Group, Hong Kong Ferry (Holdings) Company Limited, and this project will be developed into a residential-cum-retail property with approximately 320,000 sq.ft. in gross floor area of which approximately 73,000 sq.ft. is attributable to the Group. As for another residential-cum-retail redevelopment site also owned by this listed associate of the Group and located at 6 Cho Yuen Street, Yau Tong, application for fixing the lease modification premium for this project has already commenced. During the financial year under review, the Group also acquired a 27% interest in the residential portion of the Ma Tau Kok South Plant redevelopment project of The Hong Kong and China Gas Company Limited and this will add 190,000 sq.ft. of residential gross floor area to the Group.

As at the end of the financial year under review, the total development land bank of the Group amounted to approximately 19 million sq.ft. in attributable gross floor area and, in addition, agricultural land held by the Group amounted to approximately 22 million sq.ft. in site area.

Property Rental

In the financial year under review, total gross rental income of the Group amounted to approximately HK$2,214 million which represented a slight decrease of 3% as compared to that recorded in the previous financial year, making a contribution of 28% to the total revenue of the Group. Rental income thus remains a stable source of income for the Group. Despite the office rent in Hong Kong generally declining, the Group's rental is resilient as the major rental properties owned by the Group are retail shopping properties situate in the new towns and mass transportation network. Excluding the second phase of the International Finance Centre which had only been completed towards the end of the period under review, major shopping properties of the Group recorded an overall average occupancy rate of 94%. The Group and The Hong Kong and China Gas Company Limited together own an aggregate interest of 47.5% in the International Finance Centre project. The 88-storey office tower of Two IFC provides approximately 2 million sq.ft. in gross floor area and this was completed in May, 2003. In addition, there will be a hotel as well as serviced apartments of 400 rooms and 600 rooms respectively to be operated under the name of the Four Seasons Hotel. These amount to around 1.1 million sq.ft. in total gross floor area and are due to be completed by the end of 2004. This project will further contribute to the steady recurrent income of the Group.

As at the end of the period under review, the total attributable gross floor area of the Group's rental property portfolio amounted to approximately 7.7 million sq.ft. In addition, the Group also owns attributable rental carparking space of around 2.5 million sq.ft.

Construction and Property Management

The Group continuously strives to upgrade the quality of its development properties by applying new technologies and building materials to improve the efficiency and lower the cost of construction. Also, the Group pays close attention to the provision of after-sale service by offering comprehensive and quality property management services to residents of property projects.

The construction arms of the Group, namely, E Man Construction Company Limited, Heng Tat Construction Company Limited, Heng Shung Construction Company Limited and Heng Lai Construction Company Limited are responsible for undertaking most of the construction work of the Group. As a highlight, E Man Construction is celebrating its thirtieth anniversary this year. The total construction footage completed by this company exceeds 100 million sq.ft., which includes large housing estates, hotels, hospitals, office buildings and industrial buildings. E Man Construction received the internationally recognized quality standard ISO9002-1994 certificate in 1999 which was upgraded to the more prestigious ISO9001-2000 certificate in 2002. Further, E Man Construction also participated in the construction of International Finance Centre which has brought the Company another award for building work of excellence.

Hang Yick Properties Management Limited, Well Born Real Estate Management Limited and Goodwill Management Limited are the members of the Group which provide property management services to our developments and other private and public estates. The property management companies have been recognised for their staff training and community service programs by being awarded 88 public awards since mid 2002, including the awards "Caring Company" and "Employers Gold Star Award — The Platinum Award", as well as the following awards for three consecutive years, namely "Green Property Management (Private Housing) — Grand Award", "Tenth Anniversary Outstanding Contribution Award for Employers", "Customer Relationship Excellence Awards" and "The British Building Maintenance Award 2002".

Campaign Against SARS

During the epidemic period of SARS, the Group purchased large quantities of disinfectant materials for donation to the local communities. The listed associate company of the Group, The Hong Kong and China Gas Company Limited, presented hand-cleaning apparatus and made donation totalling HK$2 million to the local dining industry. The property management arms of the Group also took precautionary steps to ensure that all property projects under their management had undertaken thorough and detailed measures for attaining the highest hygenic standards. Further, with a view to reducing the epidemic risks for the future, the project management department of the Group made further improvements to the design of building plan and sewerage systems for projects of the Group, with particular attention paid to the sanitary systems, facilities of buildings and the use of environmentally friendly building materials.

Henderson Investment Limited ("Henderson Investment")

As at the end of the financial year, the Group held a 73.48% interest in this listed subsidiary. In the financial year ended 30th June, 2003, profit of this company amounted to HK$1,626 million, showing a decrease of 9% as compared with that recorded in the previous financial year. Profit of this company was mainly generated from the steady rental income received and the stable profit contributions derived from the three listed associates during the financial year under review. The two Newton Hotel experienced a declining occupancy rate to 75% and room tariffs under downward pressure as a result of difficult economic conditions, the U.S. led War against Iraq and the outbreak of SARS, the retailing operation of Citistore experienced decreasing turnover but was able to achieve breakeven result through improved efficiencies. Although the technology business of this company has not managed to turnaround into profit-making, it has already substantially contained its loss position. In the meantime, the infrastructural projects of this company also made stable profit contribution to this group.

Associated Companies

The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas")

36.72%-owned by Henderson Investment: Hong Kong and China Gas reported an increase of 6.7% in profit to approximately HK$1.8 billion for the six months ended 30th June, 2003 as compared to the profit of the corresponding period in the previous financial year. The number of customers increased to 1,492,860, representing an increase of 3.9% over that of the previous year. With respect to the energy business of this group, investment in the mainland piped gas projects has been a long term strategic priority and is in line with the environmental policy of Mainland China. In particular, this group has now invested in 16 cities including three in Maanshan (Anhui Province), Zhangjiagang (Jiangsu Province) and Tongxiang (Zhejiang Province). The joint venture agreements of these three projects were signed in the first half of 2003. In June 2003, this group also officially obtained approval to establish a sino-foreign equity joint venture with Nanjing Gas General Company for the development of the natural gas market. The total investment amount for this project is RMB1,200 million. This group has a 50% interest in this joint venture which will further consolidate its business development base in eastern China.

On the property development front, this group has a 15% interest in the International Finance Centre. Phase One office tower and shopping mall have been leased out. Phase Two comprises, inter alia, the 88-storey Two IFC which was completed in the second quarter of 2003 and is now being leased. This group has a 50% interest in the Sai Wan Ho Ferry Concourse development project. Construction of the superstructure, now in progress, is expected to be completed in 2005. Foundation work of the Ma Tau Kok South Plant site project has been completed and this project is due for completion in 2006. These two projects combined will provide a residential floor area of approximately 2.5 million sq.ft. in the urban areas.

Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry")

31.33%-owned by Henderson Investment: The interim results of Hong Kong Ferry for the six months ended 30th June, 2003 recorded HK$137 million in profit, representing a slight

increase over that in the same period last year. Adversely affected by the SARS outbreak, both the travel and hotel businesses of this group recorded a loss of HK$2.4 million during the period. This group has decided to take an additional impairment loss of HK$19 million over the shipyard assets, thereby resulting in the operating loss of the Ferry, Shipyard and Related Operations for the period to increase to HK$28 million. About 460 residential units of Metro Harbour View were sold during the period, bringing the total number of residential units sold to around 2,000. Over 40% of Phase I of the commercial arcade of Metro Harbour View has been let. With regard to the projects at Tai Kok Tsui staff quarter and at 6 Cho Yuen Street, this group is negotiating with the Government on the land premium for the change in land use to residential/commercial use with gross floor areas of respectively 320,000 sq.ft. and 150,000 sq.ft. The local property market is expected to bottom out benefiting unsold residential units of Metro Harbour View.

Miramar Hotel and Investment Company, Limited ("Miramar")

43.69%-owned by Henderson Investment: For the year ended 31st March, 2003, Miramar reported a profit of HK$234 million, representing a decrease of 9% when compared to that of the previous financial year. Affected by the slack local economy, the U.S. led war against Iraq and the outbreak, this group recorded a slight drop in operating result. Nevertheless, the occupancy rate of the shopping and office properties remained steady for the financial year and averaged about 90%. With mainland tourists free to visit Hong Kong, the number of mainland travelers continued to rise. This group's sales offices in Shanghai and Beijing had taken proactive sales and promotion efforts in developing the China market. The average occupancy of Hotel Miramar rose to 87% and room rates had also improved. It is anticipated that the Individual Visit Scheme will create opportunities for the local hotel, food and beverage businesses, thereby enhancing the steady growth of this group's profit.

Henderson China Holdings Limited ("Henderson China")

65.45%-owned by the Group: Henderson China recorded a turnover of HK$188 million for the financial period ended 30th June, 2003, representing a decrease of 67% compared to the corresponding period in the previous year. Sales of units of Everwin Garden, Shanghai, Heng Bao Garden, Guangzhou and Phases VIII and IX of Lexi New City, Panyu in Guangzhou were the main contributing sources of revenue to this group. During the period under review, this group recorded net loss of approximately HK$395 million, mainly due to the provisions made on property projects of this group and bad debts written off by this group. With the economy in Mainland China maintaining steady growth, it is anticipated that the overall property market in the mainland will progress at a steady pace. Properties in certain major cities in the mainland saw keen demand by domestic as well as foreign purchasers, particularly in the cities of Beijing and Shanghai. This group has a plentiful land bank in such major cities and has already taken steps in the period under review to put in place pre-construction preparation work in respect of certain development project sites of the group. Construction work is anticipated to commence on the two sites at 2 Guan Dong Dian, Chao Yang District in Beijing (the old Beijing Lightbulb Factory site) and 210 Fangcun Avenue, Guangzhou (the old Guangzhou Preservation Fruit Factory site) at the beginning of 2004. Renovation work will shortly be made in the shopping podium of the Henderson Centre in Beijing and renewed marketing efforts will be taken to attract more fashionable retailers. Such new developments are expected to bring improvement to the performance of this group.

Henderson Cyber Limited ("Henderson Cyber")

66.67%-owned by Henderson Investment: Henderson Cyber reported a turnover of HK$84 million for the financial year ended 30th June, 2003, representing an increase of 24.1% compared to that registered in the previous financial year mainly as a result of the increase in its retailing business. Other revenue, mainly represented by interest income from deposits and debt securities, decreased by 13.6% compared to that of the previous year due to the significant fall in interest rates during the year under review. Due to the harsh business environment, this group has taken a HK$3.9 million provision for impairment loss in respect of data centre and network facilities. The loss attributable to shareholders for the financial year ended 30th June, 2003 significantly decreased to HK$17 million. The Internet, telecommunication and high technology industries are dynamic and fast-changing, subject to intense competition and often require large capital investments. This group must be flexible and versatile to respond to such changes and must also ensure that businesses are sustainable and attractive.

Corporate Finance

The Group has always adhered to prudent financial management principles in making arrangements for its financing requirements. With abundant unutilised banking facilities in hand, the Group prepaid and cancelled a syndicated loan facility in the amount of HK$1 billion which was originally due to expire in 2004. Apart from banking facilities of a relatively small proportion which were raised in Renminbi, the majority of the Group's funding facilities are obtained in Hong Kong Dollars and the Group's exposure to foreign exchange fluctuation risks is therefore extremely small. Further, the Group does not participate in any trading activities in foreign exchange derivatives.

PROSPECTS

The global economy began to show signs of recovery as from the middle of this year and Mainland China further showed that it was able to sustain good economic growth. The Central Government in Beijing has taken a posture to show strong support of Hong Kong. Recent arrangements made to enhance the economic and trading co-operation under the Closer Economic Partnership Arrangement ("CEPA") between Mainland China and Hong Kong will bring new momentum and plentiful business opportunities to the local economy. The agreement for allowing the export of 273 types of goods made in Hong Kong to the mainland without having to pay tariffs will attract some manufacturers to relocate and establish their facilities back to Hong Kong. Further, with the advantages of low tax and international standards, foreign corporations will be attracted to establish their offices in Hong Kong as a springboard to the market in Mainland China. Demand for office premises as well as industrial-cum-office properties is expected to increase in future.

After the decline in the past few years, the worst moment in the economy of Hong Kong is now behind us. The local property market is expected to show a steady upward trend as from this point. The administration of the Government came to realise last year of the importance for balancing the supply and demand of land in Hong Kong. With the implementation of the nine measures by the Government at the end of last year to control land supply and to

stablilise property prices, and with the new regulations allowing overseas investors in the purchase of local properties or other pre-approved investment assets of over HK$6.5 million to qualify for the right of abode for the whole family, it is anticipated that local property prices will in the next few years increase year on year.

Your Group is currently putting together efforts to obtain official approval for change in land use in respect of many sites owned by the Group, thereby enlarging its land bank. Such efforts involve negotiation with the Government for fixing the conversions of agricultural lots as well as lease modification in respect of certain urban sites. These included the Yau Tong Bay site and the Wu Ka Sha site which lie on future railway network and also the Tai Tong Road site located in Yuen Long, with a total attributable gross floor area of 3,560,000 sq.ft. In addition, the Group has the flexibility to convert the land use of certain sites for hotel development purpose. If implemented, this will provide a total of around 10,000 hotel rooms. The Group will, in the light of demand, decide on such conversion. Initially, the Group will develop 2,000 to 3,000 hotel rooms in the near future. Amongst these, the hotel development situate at 165-167 Wai Yip street and 66 How Ming Street in Kwun Tong has commenced and will be completed within the next eighteen months to provide 530 hotel rooms.

With residential property prices having dropped by around two-thirds from their peak in 1997 and local interest rates dropping to their historic low, mortgage payment currently falls below rental payment. This positive carry has led to property purchases by both home purchasers as well as investors. Further, with the local stock market becoming active again and reaching its highest level in the past 17 months, this has resulted in an increase in the number of transactions and price increase for the luxury properties. Around 4,600 new residential units are currently being planned to be launched for pre-sale by the Group between now and the end of 2004, including the Sai Wan Ho project, the Ma Tau Kok South Gas Plant redevelopment project and the Lam Tei project. As the costs of these developments are relatively low, satisfactory returns are expected to be generated.

The Group possesses substantial recurrent income. Major shopping investment properties of the Group are situate right at the major transportation networks. The investment property portfolio of the Group will benefit from the recovery in the economy and increase in consumer spending. Increase in inbound tourists from the mainland will be a positive factor. Also, stable contribution to profits of the Group can be expected from the listed associates, namely, The Hong Kong and China Gas Company Limited, Miramar Hotel and Investment Company, Limited and Hong Kong Ferry (Holdings) Company Limited. The Group holds in hand abundant financial and land resources. These will enable the Group to fully capture business opportunities arising from the recovery of the property market. Barring unforeseen circumstances, it is anticipated that performance of the Group will show steady growth in the current financial year.

Lee Shau Kee
Chairman

Hong Kong, 2nd October, 2003

BUSINESS RESULTS

The Group's consolidated net profit after taxation and minority interests for the year ended 30th June, 2003 amounted to HK$2,242 million, representing an increase of 4% over that reported in the previous financial year. The turnover of your Group showed an increase of 23% over that of the previous financial year and amounted to HK$7,667 million.

The audited consolidated results for the year ended 30th June, 2003 are as follows:

Consolidated Profit and Loss Account

	Notes	For the year ended 30th June 2003 HK$'000	2002 HK$'000
Turnover	1	7,667,464	6,229,563
Direct costs		(5,286,517)	(3,669,941)
		2,380,947	2,559,622
Other revenue	2	276,108	173,094
Other net income	2	28,850	96,859
Selling and marketing expenses		(417,673)	(383,007)
Administrative expenses		(465,684)	(444,187)
Other operating expenses	3	(559,978)	(249,874)
Profit from operations	1	1,242,570	1,752,507
Finance costs	5(a)	(66,129)	(97,643)
Non-operating income	4	42,524	21,309
		1,218,965	1,676,173
Share of profits less losses of associates		1,443,117	1,562,716
Share of profits less losses of jointly controlled entities		649,601	(152,937)
Profit from ordinary activities before taxation	5	3,311,683	3,085,952
Taxation	6(a)	(407,368)	(388,311)
Profit from ordinary activities after taxation		2,904,315	2,697,641
Minority interests		(661,973)	(544,492)
Profit attributable to shareholders		2,242,342	2,153,149
Dividends attributable to the year:	7		
Interim dividend declared during the year		602,749	602,749
Final dividend proposed after the balance sheet date		774,963	774,963
		1,377,712	1,377,712
Earnings per share	8	HK$1.30	HK$1.25

Notes to the Consolidated Profit and Loss Account

1 SEGMENTAL INFORMATION

The principal activities of the Group during the year consisted of property development, property leasing, finance, building construction, infrastructure business, hotel operation, department store operation, project management, property management and investment holding.

The Group's turnover and contribution from operations are analysed as follows:

By business segment:

For the year ended 30th June, 2003

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infra-structure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	3,910,024	2,011,654	119,760	661,300	215,704	104,460	117,924	526,638	—	7,667,464
Other revenue (excluding bank interest income)	393	3,509	34,285	2,377	440	—	1,219	213,384	—	255,607
External revenue	3,910,417	2,015,163	154,045	663,677	216,144	104,460	119,143	740,022	—	7,923,071
Inter-segment revenue	—	202,398	8,132	912,490	—	1,800	—	36,178	(1,160,998)	—
Total revenue	3,910,417	2,217,561	162,177	1,576,167	216,144	106,260	119,143	776,200	(1,160,998)	7,923,071
Segment result	(262,388)	1,320,609	96,077	62,911	138,738	(9,911)	39	97,930		1,444,005
Inter-segment transactions	18,480	(98,132)	(8,132)	(24,971)	—	44,010	15,442	69,196		15,893
Contribution from operations	(243,908)	1,222,477	87,945	37,940	138,738	34,099	15,481	167,126		1,459,898
Bank interest income										20,501
Unallocated operating expenses net of income										(237,829)
Profit from operations										1,242,570

For the year ended 30th June, 2002

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infra-structure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	1,744,622	2,067,717	174,676	953,980	220,992	122,936	142,212	802,428	—	6,229,563
Other revenue (excluding bank interest income)	—	—	2,199	—	532	737	1,661	154,561	—	159,690
External revenue	1,744,622	2,067,717	176,875	953,980	221,524	123,673	143,873	956,989	—	6,389,253
Inter-segment revenue	—	209,517	16,083	814,131	—	1,740	—	15,855	(1,057,326)	—
Total revenue	1,744,622	2,277,234	192,958	1,768,111	221,524	125,413	143,873	972,844	(1,057,326)	6,389,253
Segment result	57,492	1,466,404	138,772	53,683	145,334	(8,666)	2,022	155,812		2,010,853
Inter-segment transactions	346	(137,254)	(16,083)	(36,931)	—	50,634	23,613	53,400		(62,275)
Contribution from operations	57,838	1,329,150	122,689	16,752	145,334	41,968	25,635	209,212		1,948,578
Bank interest income										13,404
Unallocated operating expenses net of income										(209,475)
Profit from operations										1,752,507

By geographical segment:

For the year ended 30th June, 2003

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	**7,278,186**	**389,278**	**7,667,464**
Other revenue (excluding bank interest income)	**213,760**	**41,847**	**255,607**
External revenue	**7,491,946**	**431,125**	**7,923,071**

For the year ended 30th June, 2002

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	5,421,880	807,683	6,229,563
Other revenue (excluding bank interest income)	152,299	7,391	159,690
External revenue	5,574,179	815,074	6,389,253

2 OTHER REVENUE AND OTHER NET INCOME

	For the year ended 30th June	
	2003	2002
	HK$'000	HK$'000
Other revenue:		
Interest income	**78,862**	125,399
Others	**197,246**	47,695
	276,108	173,094
Other net income:		
Profit on disposal of investments in securities	**12,815**	2,285
(Loss) / profit on disposal of fixed assets	**(5,649)**	92,789
Others	**21,684**	1,785
	28,850	96,859

3 OTHER OPERATING EXPENSES

	For the year ended 30th June	
	2003	2002
	HK$'000	HK$'000
Bad debts written off	**93,098**	5,111
Provision on property projects	**327,707**	57,722
Others	**139,173**	187,041
	559,978	249,874

4 NON-OPERATING INCOME

	For the year ended 30th June	
	2003	2002
	HK$'000	HK$'000
Profit /(loss) on disposal of interest in subsidiaries	**99,530**	(4,417)
(Loss) / profit on disposal of interest in associates and a jointly controlled entity	**(76,699)**	32,842
Surplus / (deficit) on revaluation of investments in securities	**63,104**	(52,984)
Impairment loss in value of investment securities	**(1,094)**	(11,002)
Impairment loss on property, plant and equipment	**(14,318)**	(60,260)
(Impairment loss) / reversal of impairment loss in value of associates	**(1,364)**	120,000
Profit realised on dilution of interest in a subsidiary (Note)	**—**	34,456
Amortisation of goodwill	**(27,973)**	(38,000)
Others	**1,338**	674
	42,524	21,309

Note: This represents the gain arising on dilution of interest in a subsidiary which was included in capital reserve and the amount released to the consolidated profit and loss account in 2002 was based on the disposal of interest of the undeveloped underlying properties of the subsidiary prior to completion to third parties.

5 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

The consolidated profit from ordinary activities before taxation for the year is arrived at after charging / (crediting):

(a) Finance costs:

	For the year ended 30th June	
	2003	2002
	HK$'000	HK$'000
Interest on borrowings	**346,846**	518,208
Finance charges on obligations under finance leases	**70**	226
Other borrowing costs	**101,465**	160,298
	448,381	678,732
Less: Amount capitalised*		
— interest	**(295,457)**	(438,843)
— other borrowing costs	**(86,795)**	(142,246)
	66,129	97,643

* Borrowing costs have been capitalised at rates ranging from 2.28% to 2.50% (2002: from 3.13% to 3.96%) per annum.

(b) Items other than those separately disclosed in notes 1 to 5(a):

	For the year ended 30th June	
	2003	2002
	HK$'000	HK$'000
Amortisation and depreciation	**103,266**	116,819
Less: Amount capitalised	**—**	(679)
	103,266	116,140
Staff costs	**751,346**	751,694
Less: Amount capitalised	**(18,981)**	(30,677)
	732,365	721,017
Cost of sales		
— completed properties for sale	**3,560,282**	1,548,107
— inventories	**154,681**	156,824
Dividends from investments in securities		
— listed	**(53,840)**	(28,048)
— unlisted	**(11,160)**	(12,522)

6 TAXATION

(a) Taxation in the consolidated profit and loss account represents:

	For the year ended 30th June	
	2003	2002
	HK$'000	HK$'000
The Group		
— Hong Kong	**163,934**	147,567
— Outside Hong Kong	**33,160**	13,078
Associates	**205,193**	222,397
Jointly controlled entities	**5,081**	5,269
	407,368	388,311

Provision for Hong Kong profits tax has been made at 17.5% (2002: 16%) on the estimated assessable profits for the year.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign jurisdiction during the year.

(b) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

7 DIVIDENDS

	For the year ended 30th June	
	2003	2002
	HK$'000	HK$'000
Interim dividend declared and paid of HK$0.35 per share (2002: HK$0.35 per share)	**602,749**	602,749
Final dividend proposed after the balance sheet date of HK$0.45 per share (2002: HK$0.45 per share)	**774,963**	774,963
	1,377,712	1,377,712

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

8 EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$2,242,342,000 (2002: HK$2,153,149,000) and on 1,722,140,000 ordinary shares (2002: 1,722,140,000 ordinary shares) in issue during the year. Diluted earnings per share is not shown as there was no potential dilution of earnings per share for both years.

DIVIDENDS

Your Board recommends the payment of a final dividend of HK$0.45 per share to shareholders whose names appear on the Register of Members of the Company on 1st December, 2003. The total distribution per share of HK$0.80 for the full year, including the interim dividend of HK$0.35 per share already paid, is same as the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on or before 4th December, 2003.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 25th November, 2003 to Monday, 1st December, 2003, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Monday, 24th November, 2003.

FINANCIAL REVIEW

Review of Results

During the financial year ended 30th June, 2003, the Group's turnover increased by 23% and amounted to approximately HK$7,667 million (2002: HK$6,230 million) when compared to that recorded in the previous financial year. This was mainly attributed to a notable increase in the Group's property sales turnover achieved during the financial year under review as a result of a significant increase in the Group's project completion in Hong Kong that amounted to approximately 3,510,000 sq.ft. during the financial period under review as compared to the 580,000 sq.ft. completed in the previous financial period.

The Group's profit attributable to shareholders increased by 4% to approximately HK$2,242 million (2002: HK$2,153 million) in the financial period under review. As at the end of 30th June, 2003, the Group made provisions for certain property projects in the aggregate amount of approximately HK$665 million, whereas provisions earlier made on some other property projects in the aggregate amount of HK$337 million were written back at the same time; the net amount of provisions made for property projects as at the end of the financial year under review was thus derived at approximately HK$328 million. Therefore, after taking into account bad debts written off in the amount of HK$93 million (2002: HK$5 million) and provisions for property projects in the net amount of approximately HK$328 million (2002: HK$58 million), the Group's profit from operations amounted to approximately HK$1,243

million (2002: HK$1,753 million). Share of profits less losses of associates of the Group amounted to approximately HK$1,443 million (2002: HK$1,563 million). In particular, the Group's share of profits from the three listed associates amounted to approximately HK$1,507 million (2002: HK$1,510 million). Further, share of profits less losses of jointly-controlled entities of the Group which are mainly engaged in property development and property investment activities amounted to approximately HK$650 million (2002: Loss of HK$153 million).

The property development segment of the Group recorded a turnover of approximately HK$3,910 million (2002: HK$1,745 million) in the financial year under review. However, after taking into account the effect of lower property sales price together with the provisions made for the completed properties of the Group in Hong Kong as well as in relation to certain property projects of Henderson China in the mainland, the Group reported a loss of approximately HK$244 million (2002: Profit of HK$58 million) in its property development business.

Profit from property leasing business of the Group amounted to approximately HK$1,222 million (2002: HK$1,329 million) in the financial year under review with rental turnover recorded at approximately HK$2,012 million (2002: HK$2,068 million). During the financial period under review, the overall rental property market suffered a setback amidst a declining economy that was aggravated by the outbreak of SARS. As most of the Group's major investment properties are retail shopping centres that are situate right in the centre of new towns and are located along the mass transportation railway networks, the performance of the rental properties of the Group still remained stable notwithstanding such difficult market conditions.

Profit from the finance services of the Group that was related to the housing mortgage loan business extended to end-buyers of the Group's development properties amounted to approximately HK$88 million (2002: HK$123 million) for the period under review. The decrease in profit was mainly accounted for by the continuous decline in the mortgage interest rates and write-off related to bad debts.

Building construction activities of the Group, which are mainly catered to the developments participated by the Group, made profit contribution of approximately HK$38 million (2002: HK$17 million) in the financial year under review.

The Group's profit which was contributed from its investment in infrastructure projects in Mainland China operated through a subsidiary of the Group, China Investment Group Limited, amounted to approximately HK$139 million (2002: HK$145 million). This reduced contribution was mainly attributed to slight drop in traffic flow and thus revenues in respect of the Group's toll roads and bridges recorded in the financial year under review.

With the local tourist industry and consumer spending having been adversely affected by the spread of SARS, the profit contribution from the Group's hotel operations amounted to approximately HK$34 million (2002: HK$42 million) during the financial year under review as a result of decline in both the overall turnover and room tariffs whilst the Group's profit contribution from the department store operation segment was reduced to approximately HK$15 million (2002: HK$26 million).

The combined profit of the other business activities of the Group, which mainly included fee income received from the provision of project management and property management services to joint venture and third-party property project as well as investment returns generated from securities, amounted to approximately HK$167 million in combined profit (2002: HK$209 million) in the financial year under review.

Liquidity, Financial Resources and Capital Structure

The Group's total net bank borrowings, after deducting approximately HK$2,383 million in deposits and cash holdings, amounted to approximately HK$9,037 million as at the end of the financial year under review. Except for a very small portion of the bank borrowings related to a subsidiary of the Group, all of the Group's borrowings were unsecured and with the vast majority being obtained on a committed term basis. The maturity profiles of the Group's bank loans and borrowings outstanding as at the end of the two prior financial years are presented respectively as follows:

	2003 In HK$'000	2002 In HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**1,545,095**	2,300,483
After 1 year but within 2 years	**5,374,740**	5,237,320
After 2 years but within 5 years	**4,434,979**	4,010,185
After 5 years	**65,275**	615,275
Total Bank Loans and Borrowings	**11,420,089**	12,163,263
Less: Cash At Bank and In Hand	**(2,382,794)**	(1,372,177)
Total Net Bank Borrowings	**9,037,295**	10,791,086

As of 30th June, 2003, shareholders' funds of the Group amounted to approximately HK$53,866 million (2002 restated: HK$56,795 million) representing a decrease of 5.2% from the level recorded as at the end of the previous financial year. This was mainly attributed to the decrease in the investment property revaluation reserve of the Group that amounted to HK$3,763 million (2002: HK$898 million). The Group is in a strong financial position and possesses a large capital base whilst the net debt position remains at a low level. With abundant committed banking facilities in place, and continuous cash inflow generated from a solid base of recurrent income, the Group has adequate financial resources in meeting the funding requirement of its ongoing operations as well as future expansion.

Gearing Ratio & Financial Management

As at the end of the financial year under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholders' funds amounted to 16.8% (2002: 19%). Profit from operations of HK$1,243 million covered the interest expense before capitalisation of HK$347 million by 3.6 times for the financial year under review (2002: 3.4 times).

The Group's financing and treasury activities were managed centrally at the corporate level. Bank loans and borrowings of the Group, which are primarily obtained from the Hong Kong office of international banks with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating

rate in nature. The use of financial derivative instruments is strictly controlled and is solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. In order to contain its borrowing costs, the Group will consider making use of interest rate swap instruments, when appropriate to lock in short to medium term interest rates for a portion of the Group's floating rate borrowings.

As of 30th June, 2003, the Group's outstanding bank borrowings which were mainly in Hong Kong Dollars amounted to HK$11,420 million (2002: HK$12,163 million). Further, the amounts due to fellow subsidiaries of the Group amounted to HK$3,708 million (2002: HK$3,716 million). During the period under review, the interest expenses incurred on the Group's borrowings amounted to HK$347 million (2002: HK$518 million). As for the Group's finance cost which was arrived at after interest capitalisation, this was recorded at approximately HK$66 million (2002: HK$98 million) for the financial year under review. With an aim to fix a portion of the Group's Hong Kong Dollar borrowings at the current low interest rate level, the Group has entered into Hong Kong Dollars interest rate swap agreements in respect of a portion of such borrowings during the financial year under review.

Financing facilities arranged by the Group were mainly denominated in Hong Kong Dollars. In respect of the Group's business activities in Mainland China that are conducted through its listed subsidiaries, Henderson China Holdings Limited, a portion of its borrowings was denominated in Renminbi to fund its property projects in Mainland China during the financial year under review. As a whole, the core operations of the Group are therefore considered to be not exposed to foreign exchange rate risk to any significant extent and the Group did not enter into any currency hedging agreement during the financial year under review.

Assets of the Group had not been charged to any third parties in the financial year under review except that security was provided in respect of a very small portion of project financing facilities that was extended by banks to a subsidiary of the Group engaging in infrastructural projects in Mainland China.

Future Plans of Material Investments or Capital Assets

In the financial year under review, the Group incurred HK$380 million on new project acquisition relating to the Group's acquisition of a 27% interest in the net sale proceeds of the residential properties in the Ma Tau Kok South Plant development project of The Hong Kong and China Gas Company Limited whereas the Group incurred HK$437 million in the previous financial year mainly in respect of the acquisition of agricultural land and payments made in respect of land conversion premiums.

As at 30th June, 2003, capital commitments of the Group amounted to HK$7,607 million (2002: HK$6,460 million). As the Group completed several property projects during the financial period under review, this had given rise to a significant decrease in capital commitments related to the amount of expenditure contracted for future development and related costs. Due to land-use conversion approved during the financial year under review in respect of several property sites that were originally designated as industrial/office developments into hotel development sites, the future development expenditure will be increased once decisions have been made to proceed with such hotel development. Resulting from this, as at the end of the financial year under review, outstanding

commitments of the Group that were mainly made up of the Group's obligations contracted for acquisition of property and future property development expenditures as well as for funding the Group's subsidiaries and associates established outside Hong Kong amounted to HK$334 million (2002: HK$1,022 million) and HK$2,327 million (2002: HK$2,825 million) respectively. The future development expenditure and related costs approved by the directors but not contracted for as at the end of the financial period under review increased to HK$4,946 million (2002: HK$2,613 million), mainly as a result of the conversion in land-use for hotel development purpose.

Contingent Liabilities

Contingent liabilities of the Group totally amounted to approximately HK$4,138 million as at 30th June, 2003 (2002: HK$4,881 million). In support of the banking facilities extended to the Group's treasury subsidiaries and certain operating subsidiaries, the Company has provided guarantees to commercial banks and as at the end of the financial year under review, the Company's contingent liabilities relating to the utilized amount of such banking facilities amounted to HK$9,619 million (2002: HK$8,927 million). Further, in support of banking facilities extended to an associate and jointly controlled entities of the Group for funding property developments which mainly included the One IFC project, the Company has also given guarantees amounting to HK$3,526 million (2002: HK$3,964 million) as at the end of the financial year under review.

EMPLOYEES

As at 30th June, 2003, the Group had about 6,300 full-time employees compared to about 6,410 full-time employees as at 30th June, 2002. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees of the Group who are employees and executive directors of Henderson China Holdings Limited ("Henderson China") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson China in accordance with the terms and conditions of the share option scheme approved by Henderson China at an extraordinary general meeting held on 15th March, 1996.

Employees of the Group who are full-time employees and executive directors of Henderson Cyber Limited ("Henderson Cyber") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson Cyber in accordance with the terms and conditions of the share option scheme approved by Henderson Cyber at an extraordinary general meeting held on 28th June, 2000.

Total employees' costs amounted to HK$751.3 million for the year ended 30th June, 2003. The total employees' costs for the previous financial year amounted to HK$751.7 million.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

DETAILED RESULTS ANNOUNCEMENT

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
John Yip
Secretary

Hong Kong, 2nd October, 2003

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shareholders of the Company will be held at the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on Monday, 1st December, 2003 at 12:00 noon to transact the following businesses:

1. To receive and consider the Audited Statement of Accounts and the Reports of the Directors and Auditors for the year ended 30th June, 2003.

2. To declare a Final Dividend.

3. To re-elect retiring Directors and fix the Directors' remuneration.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special businesses and, if thought fit, pass the following resolutions as Ordinary Resolutions:

   (A) "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase ordinary shares of HK$2.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

   (c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "**THAT**:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights attaching to any warrants which may be issued by the Company, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "**THAT**:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the

aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

(D) "**THAT**:

if upon the allotment and issue of all or any of the shares of the Company pursuant to the general mandates given in Ordinary Resolutions (B) and (C) above or otherwise being approved by the Directors and the aggregate nominal amount of the share capital of the Company in issue after the said allotment and issue of shares shall exceed HK$3,600,000,000, the authorised share capital of the Company be increased from time to time immediately prior to the said allotment and issue to such amount up to but not exceeding HK$4,200,000,000 as the Directors deem necessary or expedient by the creation of the appropriate number of additional new ordinary shares of HK$2.00 each up to but not exceeding 300,000,000."

6. To consider as special business and, if thought fit, pass the following resolution as a Special Resolution:

"**THAT**:

the Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 2

i) by deleting the words "21 years" in item (i) of the definition of "associate" and substituting therefor the words "18 years".

ii) by deleting the words "35 per cent." in item (iii) of the definition of "associate" and substituting therefor the words "30 per cent.".

iii) by adding the following definitions:

"clearing house"	shall mean a recognized clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).
"Director"	shall mean a director of the Company.
"Listing Rules"	shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time.

(b) Article 38

by adding the following paragraph to the end of Article 38:

"The Board shall accept machine imprinted signatures of a clearing house in respect of the execution of instruments of transfer."

(c) Articles 16, 20 and 41(i)

by deleting the words "HK$2 (or such higher amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited)" appearing in each of Articles 16, 20 and 41(i) and substituting therefor the following words:

"such amount (not higher than the relevant maximum amount from time to time set out in the Listing Rules)".

(d) Article 96A

i) by deleting the words "a recongised clearing house within the meaning of the Securities and Futures (Clearing House) Ordinance of Chapter 420 of the Laws of Hong Kong (or its nominee)" in the first sentence and substituting therefor the words "a clearing house";

ii) by deleting the word "recognised" before the words "clearing house (or its nominee)" appearing in the second sentence.

(e) Article 133

by deleting Article 133 in its entirety and substituting therefor the following paragraph:

"Any decision that may be made or any action that may be taken by the Directors or a committee of Directors at a meeting may be passed as a resolution of the Directors or the committee of Directors if such resolution is consented to in writing or by telex, telegram, cable, facsimile, electronic mail or other written electronic communication by all the directors of the Company (or their respective alternates, where appropriate) or all the members of the committee of Directors, as the case

may be, without the need for any notice. Such written consent may be contained in one document or in several documents. Any resolution so passed shall be as valid and effectual as if the resolution had been passed at a meeting of the Directors or of the committee of Directors respectively duly convened and held."

(f) Articles 140(b), 141 and 171

by deleting the words "the Colony" appearing in Article 140(b), Article 141 and the marginal note to Article 171 and substituting therefor the words "Hong Kong".

(g) Article 170

i) by adding the following sentence immediately following the words "in writing," appearing in the first sentence:

"by cable, telex or facsimile transmission message, or electronic communication, including but not limited to, publication on the Company's website and/or The Stock Exchange of Hong Kong Limited's website and/or by such other method of electronic communication to the extent permitted by and in accordance with the Listing Rules and any applicable laws of Hong Kong";

ii) by adding the following sentence immediately following the words "registered address as aforesaid" in the first sentence:

"or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic mail address supplied by him to the Company for the giving of notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the notice being duly received by the member"."

By Order of the Board
John Yip
Secretary

Hong Kong, 2nd October, 2003

Registered Office:
6th Floor, World-Wide House,
19 Des Voeux Road Central,
Hong Kong.

Notes:

(1) A member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 6th Floor, World-Wide House, 19 Des Voeux Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Tuesday, 25th November, 2003 to Monday, 1st December, 2003, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Monday, 24th November, 2003.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2003 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

(6) Concerning Ordinary Resolution (D) of item 5 above, approval is being sought from Members to increase the authorised share capital of the Company from time to time up to but not exceeding HK$4,200,000,000 as and when required.

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Henderson Land Development Company Limited ("the Company") will be held at the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong, on 1st December, 2003 at 12:30 p.m. (or as soon as practicable immediately after the conclusion or adjournment of the Annual General Meeting of the Company to be convened for the same day and place at 12:00 noon) or any adjournment thereof, for the purpose of considering and, if thought fit, passing the following resolution, with or without modification, as Ordinary Resolution of the Company,:

ORDINARY RESOLUTION

"THAT:

(i) subject to and conditional upon the passing of an ordinary resolution by the shareholders of Henderson China Holdings Limited ("Henderson China") in its general meeting (the "Henderson China Meeting") approving the termination of the existing share option scheme for the employees and executive directors of Henderson China or its subsidiaries, which was adopted by Henderson China in its general meeting on 15th March, 1996 (the "Existing Share Option Scheme"), the Existing Share Option Scheme be and is hereby terminated with effect from the conclusion of the Henderson China Meeting or this meeting, whichever is the later; and

(ii) subject to and conditional upon (a) the passing of an ordinary resolution by the shareholders of Henderson China at the Henderson China Meeting approving the adoption of the share option scheme of Henderson China (the "New Share Option Scheme"), the rules of which are contained in the circular marked "A" produced to this meeting and for the purposes of identification signed by the Chairman thereof; (b) the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting approval for the listing of, and permission to deal in, shares of Henderson China representing 10% of the issued share capital of Henderson China as at the date of adoption of the New Share Option Scheme to be issued and allotted pursuant to the exercise of any Options granted under the New Share Option Scheme, the New Share Option Scheme be and is hereby approved and adopted with effect from the date of this meeting or the date the New Share Option Scheme is approved at the Henderson China Meeting, whichever is the later, and the board of directors of Henderson China be and is hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the New Share Option Scheme including but without limitation:

(a) to administer the New Share Option Scheme under which options will be granted to participants eligible under the New Share Option Scheme to subscribe for shares in Henderson China;

(b) to modify and/or amend the New Share Option Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the New Share Option Scheme relating to modification and/or amendment and the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules");

(c) to issue and allot from time to time such number of shares in Henderson China as may be required to be issued and allotted pursuant to the exercise of the options under the New Share Option Scheme and subject to the Listing Rules;

(d) to make application at the appropriate time or times to the Stock Exchange; and any other stock exchanges upon which the issued shares of Henderson China may for the time being be listed, for listing of, and permission to deal in, any shares in Henderson China which may hereafter from time to time be issued and allotted pursuant to the exercise of the options under the New Share Option Scheme; and

(e) to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the New Share Option Scheme."

By Order of the Board
John Yip
Secretary

Hong Kong, 2nd October, 2003

Notes:

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, form of proxy must be lodged at the registered office of the Company at 6th Floor, World-Wide House, 19 Des Voeux Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meetingor any adjournment thereof.